SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

RICA FOODS, INC

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

762582-20-3

(CUSIP Number)

Gerardo Matamoros

Avicola Campesinos, Inc.

Bufete Chaveri Soto

Avenida Primera, Calles 29 y 33 #2923

San Jose, Costa Rica.

(506) 298-1880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

1.	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities only) Avicola Campesinos, Inc.

2.	Check The Appropriate Box If a Member Of A Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source Of Funds OO

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)	☐

6.	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 9,933,154 shares of common stock, $0.001 par value 8. Shared Voting Power 9. Sole Dispositive Power 9,933,154 shares of common stock, $0.001 par value 10. Shared Dispositive Power

Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value

14.	Type of Reporting Person CO

1.	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities only) Tenedora G.S., S.A.

2.	Check The Appropriate Box If a Member Of A Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source Of Funds Not applicable

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)	☐

6.	Citizenship or Place of Organization Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 9,933,154 shares of common stock, $0.001 par value 8. Shared Voting Power 9. Sole Dispositive Power 9,933,154 shares of common stock, $0.001 par value 10. Shared Dispositive Power

Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value

14.	Type of Reporting Person CO

1.	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities only) Mavipel, S.A.

2.	Check The Appropriate Box If a Member Of A Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source Of Funds Not applicable

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)	☐

6.	Citizenship or Place of Organization Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 9,933,154 shares of common stock, $0.001 par value 9. Sole Dispositive Power 10. Sole Dispositive Power 9,933,154 shares of common stock, $0.001 par value

Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value

14.	Type of Reporting Person CO

1.	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities only) Victor Oconitrillo

2.	Check The Appropriate Box If a Member Of A Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source Of Funds Not applicable

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)	☐

6.	Citizenship or Place of Organization Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 9,933,154 shares of common stock, $0.001 par value 9. Sole Dispositive Power 10. Sole Dispositive Power 9,933,154 shares of common stock, $0.001 par value

Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value

14.	Type of Reporting Person IN

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only) Inversiones Harenaz L III, S.A.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 9,933,154 shares of common stock, $0.001 par value 9. Sole Dispositive Power 10. Sole Dispositive Power 9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value

14.	Type of Reporting Person CO

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only) Henry Zamora

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 9,933,154 shares of common stock, $0.001 par value 9. Sole Dispositive Power 10. Sole Dispositive Power 9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value

14.	Type of Reporting Person IN

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only) CYS Asesores de Mercadeo y Finanzas, S.A.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 9,933,154 shares of common stock, $0.001 par value 9. Sole Dispositive Power 10. Sole Dispositive Power 9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value

14.	Type of Reporting Person CO

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only) Rolando Cervantes

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 9,933,154 shares of common stock, $0.001 par value 9. Sole Dispositive Power 10. Sole Dispositive Power 9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value

14.	Type of Reporting Person IN

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only) Sarita Trading, S.A.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 9,933,154 shares of common stock, $0.001 par value 9. Sole Dispositive Power 10. Sole Dispositive Power 9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value

14.	Type of Reporting Person CO

1.	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities only) Jorge Torres

2.	Check The Appropriate Box If a Member Of A Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source Of Funds Not applicable

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)	☐

6.	Citizenship or Place of Organization Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 9,933,154 shares of common stock, $0.001 par value 9. Sole Dispositive Power 10. Sole Dispositive Power 9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value

14.	Type of Reporting Person IN

1.	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities only) Corporacion Adral, S.A.

2.	Check The Appropriate Box If a Member Of A Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source Of Funds Not applicable

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)	☐

6.	Citizenship or Place of Organization Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 9,933,154 shares of common stock, $0.001 par value 9. Sole Dispositive Power 10. Sole Dispositive Power 9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value

14.	Type of Reporting Person CO

1.	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities only) Mariangel Solera

2.	Check The Appropriate Box If a Member Of A Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source Of Funds Not applicable

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)	☐

6.	Citizenship or Place of Organization Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 9,933,154 shares of common stock, $0.001 par value 9. Sole Dispositive Power 10. Sole Dispositive Power 9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value

14.	Type of Reporting Person IN

1.	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities only) Centro, S.A.

2.	Check The Appropriate Box If a Member Of A Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source Of Funds Not applicable

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)	☐

6.	Citizenship or Place of Organization Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 9,933,154 shares of common stock, $0.001 par value 9. Sole Dispositive Power 10. Sole Dispositive Power 9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value

14.	Type of Reporting Person CO

1.	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities only) Robert Aspinall

2.	Check The Appropriate Box If a Member Of A Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source Of Funds Not applicable

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)	☐

6.	Citizenship or Place of Organization Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 9,933,154 shares of common stock, $0.001 par value 9. Sole Dispositive Power 10. Sole Dispositive Power 9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value

14.	Type of Reporting Person IN

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Hoy por Hoy, S.A.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 9,933,154 shares of common stock, $0.001 par value 9. Sole Dispositive Power 10. Sole Dispositive Power 9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value

14.	Type of Reporting Person CO

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Oscar Hernandez Lustschaing

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 9,933,154 shares of common stock, $0.001 par value 9. Sole Dispositive Power 10. Sole Dispositive Power 9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value

14.	Type of Reporting Person IN

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Asociacion Solidarista de Empleados Grupo Sama y Afines

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 9,933,154 shares of common stock, $0.001 par value 9. Sole Dispositive Power 10. Sole Dispositive Power 9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value

14.	Type of Reporting Person CO

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Quirinal, S.A.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 9,933,154 shares of common stock, $0.001 par value 9. Sole Dispositive Power 10. Sole Dispositive Power 9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value

14.	Type of Reporting Person CO

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Alfonso Gutierrez

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 9,933,154 shares of common stock, $0.001 par value 9. Sole Dispositive Power 10. Sole Dispositive Power 9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value

14.	Type of Reporting Person IN

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value (the “Common Stock”) of Rica Foods, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 1840 Coral Way, Suite 101 Miami, Florida 33145.

Item 2.	Identity and Background.

(a) This statement is filed by (collectively, the “Reporting Persons”):

(i) Avicola Campesinos, Inc., a Nevada corporation (“Avicola”), as the direct beneficial owner of shares of Common Stock reported pursuant to this statement on Schedule 13D (this “Schedule 13D”);

(ii) Tenedora G.S., S.A. (“Tenedora”), a Costa Rican corporation, as the sole shareholder of Avicola;

(iii) by virtue of their respective holdings of securities of Tenedora (as described below on this 13D),

(1) Mavipel, S.A., a Costa Rican corporation (“Mavipel”);

(2) Inversiones Harenaz L III, S.A., a Costa Rican corporation (“Harenaz”);

(3) CYS Asesores de Mercadeo y Finanzas, S.A, a Costa Rican corporation (“CYS”);

(4) Sarita Trading, S.A., a Panamanian corporation (“Sarita”);

(5) Corporacion Adral, S.A., a Costa Rican corporation (“Adral”);

(6) Centro, S.A., a Costa Rican corporation (“Centro”);

(7) Hoy por Hoy, S.A., a Costa Rican corporation (“Hoy”);

(8) Asociacion Solidarista de Empleados Grupo Sama y Afines, a Costa Rican labor entity (“ASEGSA”); and

(9) Quirinal, S.A., a Costa Rican corporation (“Quirinal”);

(iv) Victor Oconitrillo, as the sole shareholder of Mavipel;

(v) Henry Zamora, as the sole shareholder of Harenaz;

(vi) Rolando Cervantes, as the sole shareholder of CYS;

(vii) Jorge Torres, as the sole shareholder of Sarita;

(viii) Mariangel Solera, as the sole shareholder of Adral;

(ix) Robert Aspinall, as the sole shareholder of Centro;

(x) Oscar Hernandez Lustschaing, as the sole shareholder of Hoy;

(xi) Alfonso Gutierrez, as the sole shareholder of Quirinal.

By signing this Schedule 13D, each Reporting Person agrees that this Schedule 13D is filed on its or his behalf.

Tenedora is the holder of 100% of the outstanding common stock of Avicola. Mavipel, Harenaz, CYS, Sarita, Adral, Centro, Hoy, ASEGSA and Quirinal are the holders of approximately 35.3%, 14.2%, 13%, 13.4%, 8.1%, 9.2%, 2.3%, 1.7%, and 2.8%, respectively of the outstanding common stock of Tenedora. Together, Mavipel, Harenaz, CYS, Sarita, Adral, Centro, Hoy, ASEGSA and Quirinal may be deemed to control Tenedora.

Victor Oconitrillo is the holder of 100% of the outstanding common stock of Mavipel. Henry Zamora is the holder of 100% of the outstanding common stock of Harenaz. Rolando Cervantes is the holder of 100% of the outstanding common stock of CYS. Jorege Torres is the holder of 100% of the outstanding common stock of Sarita. Mariangel Solera is the holder of 100% of the outstanding common stock of Adral. Robert Aspinall is the holder of 100% of the outstanding common stock of Centro. Oscar Hernandez Lustschaing is the holder of 100% of the outstanding common stock of Hoy. Alfonso Gutierrez is the holder of 100% of the outstanding common stock of Quirinal.

By virtue of the relationships described above, Tenedora, Mavipel, Harenaz, CYS, Sarita, Adral, Centro, Hoy, ASEGSA, Quirinal, Victor Oconitrillo, Henry Zamora, Rolando Cervantes, Jorge Torres, Mariangel Solera, Robert Aspinall, Oscar Hernandez Lustschaing, and Alfonso Gutierrez may be deemed to possess indirect beneficial ownership of the shares of Common Stock directly held by Avicola (the “Potential Indirect Beneficial Owners”). However, with the exception of Tenedora, each of the Potential Indirect Beneficial Owners disclaim such beneficial ownership of the shares of Common Stock beneficially owned, directly or indirectly, by Avicola and Tenedora.

Certain information concerning the directors and executive officers of the Reporting Persons is set forth on Schedule A attached hereto and incorporated by reference.

Avicola was formed for the purpose of acquiring the Common Stock of the Company. Its principal address is 6100 Neil Road, Suite 500, Reno NV 89511.

Tenedora conducts no active business operations and its principal business is holding the securities of Avicola. Its principal address is Bufete Chaveri Soto, Avenida Primera, Calles 29 y 33 #2923, San Jose, Costa Rica.

Each of Mavipel, Harenaz, CYS, Adral, Hoy and Quirinal are holding companies whose principal business is holding the securities of Tenedora and whose principal address is 1840 Coral Way, Suite 101, Miami FL 33145.

Sarita and Centro are financial investment companies whose principal address is 1840 Coral Way, Suite 101, Miami FL 33145.

Victor Oconitrillo is the General Manager and Henry Zamora and Rolando Cervantes are Managers of Grupo Consolidado Sama, S.A (“SAMA”), a corporation which provides financial advisory services. SAMA’s principal address and Mr. Oconitrillo’s, Mr. Zamora’s and Mr. Cervantes’ principal business address is Calles 46 y 48, Avenida 10, Contiguo a la Contraloria General de la Republica, San Jose, Costa Rica. Jorge Torres is the President of Sarita, a financial investment company whose principal address is 1840 Coral Way, Suite 101, Miami FL 33145. Robert Aspinall is the President of Centro, a financial investment company whose principal address is 1840 Coral Way, Suite 101, Miami FL 33145. Mariangel Solera is the Secretary of the Peace Foundation, a non-profit organization. The address of the Peace Foundation is Barrio Francisco Perralta, San Jose Costa Rica. Alfonso Gutierrez is an attorney with Bufete Lacle & Guiterrez (“Lacle”). Lacle’s address is Calles 21 y 25, Avenida 6, San Jose, Costa Rica. Oscar Hernandez is retired.

None of the Reporting Persons have, in the last five years, been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors). None of the Reporting Persons have, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it or him being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In order to fund the purchase of the shares of the Common Stock reported pursuant to this Schedule 13D, on December 15, 2003 (the “Effective Date”), Avicola entered into a financing agreement (the “Financing Agreement”) with Servicios Bustariles Internacional, S.A., pursuant to which SBI extended a loan to Avicola in the amount of $12.5 million (the “Purchase Loan”). The entire Purchase Loan was used by Avicola to purchase the shares of Common Stock reported pursuant to this Schedule 13D.

Under the terms of the Financing Agreement, interest on the Purchase Loan will be payable annually, with the first payment due one year from the Effective Date, at the rate of prime plus four. The outstanding principal amount of the Purchase Loan plus any accrued but unpaid interest will be payable on December 15, 2008. As security for the Purchase Loan, Avicola has pledged the 9,933,154 shares of Common Stock reported pursuant to this Schedule 13D to SBI pursuant to the terms of a stock pledge agreement (the “Stock Pledge Agreement”). In addition, Tenedora has agreed to extend a guarantee with respect to the Purchase Loan although the definitive guarantee agreement has not been finalized as of the date of this Schedule 13D.

A copy of the Financing Agreement is attached as Exhibit B and incorporated herein by reference.

Item 4.	Purpose of Transaction.

The purpose of the transaction was to acquire economic, operational, and voting control of the Issuer. As a condition precedent to the consummation of the transaction, the Board of Directors of the Issuer was required to and did approve the transaction. As a result of the transaction, the Reporting Persons acquired Common Stock constituting 77.2% of the Issuer’s outstanding Common Stock.

As the holder of a majority of the Common Stock of the Issuer, the Reporting Persons generally have the power to elect directors to serve on the Issuer’s Board of Directors. Although the Reporting Persons have not directly or indirectly taken any actions to initiate any changes in the Issuer’s Board of Directors or management, the Reporting Persons do anticipate seeking to influence the nomination and election of directors in the future. However, as of the date hereof, the Reporting Persons have no immediate plans or proposals which would result in any change in the present board of directors or management of the Issuer.

Avicola conditioned the closing of the Stock Sale on the Company’s electing seven affiliates of Avicola to serve on the eight person board of directors of each of the Company’s subsidiaries and electing affiliates of Avicola to serve as the president, vice president, secretary, treasurer and controller of each subsidiary.

The Reporting Persons intend to have open communications with the Issuer’s management in order to monitor management’s efforts to increase shareholder value.

In June of 2003, the Issuer entered into a Consulting Agreement with SAMA whereby SAMA has been providing and will provide various financial consulting services to wholly owned subsidiaries of the Issuer. Mr. Oconitrillo, Mr. Zamora and Mr. Cervantes are each principals of SAMA.

Depending on various factors including, without limitation, the Issuer’s business, financial position and prospects, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) purchasing additional shares of Common Stock in the open market or otherwise, (ii) making an offer to purchase up to all of the Issuer’s outstanding shares of Common Stock, through a negotiated transaction, a series of negotiated transactions or otherwise, (iii) causing the Common Stock to be deregistered through a squeeze out merger transaction or otherwise, or (iv) presenting proposals for consideration at annual or special meetings of the Issuer’s stockholders. The Reporting Persons may also sell some or all of their shares of Common Stock through registered public offerings or privately negotiated transactions, and may change their intentions with respect to any and all of the matters referred to in this Item 4.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any definitive plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any material change in the present capitalization or dividend policy of the Issuer;

(e) Any other material change in the Issuer’s business or corporate structure;

(f) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i) Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number and percentage of shares of the Common Stock to which this Schedule 13D relates is 9,933,154 shares which represents 77.2% of the total number of shares of the Common Stock of the Issuer outstanding as of December 15, 2003. Avicola directly beneficially owns 9,933,144 of such shares. Tenedora is the sole shareholder of Avicola and, accordingly, indirectly beneficially owns the 9,933,154 shares owned directly by Avicola. By virtue of the relationships described under Item 2 of the Schedule 13D, each of the Potential Indirect Beneficial Owners may be deemed to share indirect beneficial ownership of the shares directly beneficially owned by Avicola. However, with the exception of Tenedora, each of the Potential Indirect Beneficial Owners disclaim such beneficial ownership of the shares of Common Stock beneficially owned, directly or indirectly, by Avicola and Tenedora.

(b) Avicola has direct voting and dispositive power with regard to the 9,993,154 shares of Common Stock held by Avicola. As the sole shareholder of Avicola, Tenedora may be deemed to be the beneficial owner of such shares of Common Stock. By virtue of the relationships described under Item 2 of the Schedule 13D, each of the Potential Indirect Beneficial Owners may be deemed to share the indirect power to vote and direct the disposition of the shares directly beneficially owned by Avicola.

(c) Except for the acquisition by Avicola of the 9,933,154 shares described in the Schedule 13D, there have been no transactions effected during the past 60 days by the Reporting Persons with respect to this class of securities.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As indicated above, as security for the Purchase Loan, Avicola has pledged the 9,933,154 shares of Common Stock reported pursuant to this Schedule 13D to SBI pursuant to the terms of the Stock Pledge Agreement. Pursuant to the Stock Pledge Agreement, Avicola has agreed that it shall not sell, assign or otherwise transfer any of the 9,933,154 shares of Common Stock to any person except to SBI.

The Stock Pledge Agreement contains certain ordinary default provisions. In addition, in the event that, among other things, (i) Avicola or the Issuer defaults in any payment of principal or interest on any indebtedness, except the Purchase Loan, in excess of $250,000 beyond the grace period, if any or (ii) Avicola or the Issuer defaults in the observance or performance of any other agreement or condition relating to any indebtedness, except the Purchase Loan, or any other event shall occur, the effect of which default or other event is to cause or permit the holders of such indebtedness to cause such indebtedness to become due prior to its stated maturity, SBI can, among other things, take ownership of or sell any or all of the 9,933,154 shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Exhibit B – Financing Agreement

Exhibit C – Stock Pledge Agreement

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

AVICOLA CAMPESINOS, INC.

Date: December 26, 2003.	/s/ Gerardo Matamoros

Name: Gerardo Matamoros Title: President
TENEDORA G.S., S.A.

Date: December 26, 2003	/s/ Alfonso Gutierrez

Name: Alfonso Gutierrez Title: President
MAVIPEL, S.A.

Date: December 26, 2003	/s/ Victor Oconitrillo

Name: Victor Oconitrillo Title: President
INVERSIONES HARENAZ L III, S.A.

Date: December 26, 2003	/s/ Henry Zamora

Name: Henry Zamora Title: President
CYS ASESORES DE MERCADEO Y FINANZAS, S.A.

Date: December 26, 2003	/s/ Rolando Cervantes

Name: Rolando Cervantes Title: President

SARITA TRADING, S.A.

Date: December 26, 2003	/s/ Jorge Torres

Name: Jorge Torres Title: President
CORPORACION ADRAL, S.A.

Date: December 26, 2003	/s/ Mariangel Solera

Name: Mariangel Solera Title: President
CENTRO, S.A.

Date: December 26, 2003	/s/ Robert Aspinall

Name: Robert Aspinall Title: President
HOY POR HOY, S.A.

Date: December 26, 2003	/s/ Oscar Hernandez

Name: Oscar Hernandez Title: President
ASOCIACION SOLIDARISTA DE EMPLEADOS GRUPO SAMA Y AFINES

Date: December 26, 2003	/s/ Gerardo Matamoros

Name: Gerardo Matamoros Title: President

QUIRINAL, S.A.

Date: December 26, 2003	/s/ Alfonso Gutierrez

Name: Alfonso Gutierrez Title: President

Date: December 26, 2003	/s/ Victor Oconitrillo

Victor Oconitrillo

Date: December 26, 2003	/s/ Henry Zamora

Henry Zamora

Date: December 26, 2003	/s/ Rolando Cervantes

Rolando Cervantes

Date: December 26, 2003	/s/ Jorge Torres

Jorge Torres

Date: December 26, 2003	/s/ Mariangel Solera

Mariangel Solera

Date: December 26, 2003	/s/ Robert Aspinall

Robert Aspinall

Date: December 26, 2003	/s/ Oscar Hernandez

Oscar Hernandez

Date: December 26, 2003	/s/ Alfonso Gutierrez

Alfonso Gutierrez

SCHEDULE A

OFFICERS AND DIRECTORS

Name of Corporation	Officers	Directors

Avicola Campesinos, S.A.	Gerardo Matamoros(1) (Sole Executive Officer)	Gerardo Matamoros

Tenedora G.S., S.A.	Alfonso Gutierrez	Victor Oconitrillo Henry Zamora Rolando Cervantes Alfonso Gutierrez

Mavipel, S.A.	Victor Oconitrillo (Sole Executive Officer)	Victor Oconitrillo

Inversiones Harenz L III, S.A.	Henry Zamora (Sole Executive Officer)	Henry Zamora

CYS Asesores de Mercadeo y Finanzas, S.A,	Rolando Cervantes (Sole Executive Officer)	Rolando Cervantes

Sarita Trading, S.A.	Jorge Torres (Sole Executive Officer)	Jorge Torres

Corporacion Adral, S.A.	Mariangel Solera (Sole Executive Officer)	Mariangel Solera

Centro, S.A.	Robert Aspinall (Sole Executive Officer)	Robert Aspinall

Hoy por Hoy, S.A.	Oscar Hernandez (Sole Executive Officer)	Oscar Hernandez

Quirinal, S.A.	Alfonso Gutierrez (Sole Executive Officer)	Alfonso Gutierrez

(1)	Gerardo Matamoros’ is a financier whose principal occupation is as the sole executive officer of Avicola Campesinos, S.A. Mr. Matamors has not, in the last five years, been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors). Mr. Matamoros has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXHIBIT A – JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons names below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, including amendments thereto, with regard to the Common Stock of Rica Foods, Inc., a Nevada corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement as of the 26h day of December, 2003.

AVICOLA CAMPESINOS, INC.

Date: December 26, 2003.	/s/ Gerardo Matamoros

Name: Gerardo Matamoros
Title: President

TENEDORA G.S., S.A.

Date: December 26, 2003	/s/ Alfonso Gutierrez

Name: Alfonso Gutierrez
Title: President

MAVIPEL, S.A.

Date: December 26, 2003	/s/ Victor Oconitrillo

Name: Victor Oconitrillo
Title: President

INVERSIONES HARENAZ L III, S.A.

Date: December 26, 2003	/s/ Henry Zamora

Name: Henry Zamora
Title: President

CYS ASESORES DE MERCADEO Y FINANZAS, S.A

Date: December 26, 2003	/s/ Rolando Cervantes

Name: Rolando Cervantes
Title: President

SARITA TRADING, S.A.

Date: December 26, 2003	/s/ Jorge Torres

Name: Jorge Torres
Title: President

CORPORACION ADRAL, S.A.

Date: December 26, 2003	/s/ Mariangel Solera

Name: Mariangel Solera
Title: President

CENTRO, S.A.

Date: December 26, 2003	/s/ Robert Aspinall

Name: Robert Aspinall
Title: President

HOY POR HOY, S.A.

Date: December 26, 2003	/s/ Oscar Hernandez

Name: Oscar Hernandez
Title: President

ASOCIACION SOLIDARISTA DE EMPLEADOS GRUPO SAMA Y AFINES

Date: December 26, 2003	/s/ Gerardo Matamoros

Name: Gerardo Matamoros
Title:Authorized Representative

QUIRINAL, S.A.

Date: December 26, 2003	/s/ Alfonso Gutierrez

Name: Alfonso Gutierrez
Title: President

Date: December 26, 2003	/s/ Victor Oconitrillo

Victor Oconitrillo

Date: December 26, 2003	/s/ Henry Zamora

Henry Zamora

Date: December 26, 2003	/s/ Rolando Cervantes

Rolando Cervantes

Date: December 26, 2003	/s/ Jorge Torres

Jorge Torres

Date: December 26, 2003	/s/ Mariangel Solera

Mariangel Solera

Date: December 26, 2003	/s/ Robert Aspinall

Robert Aspinall

Date: December 26, 2003	/s/ Oscar Hernandez

Oscar Hernandez

Date: December 26, 2003	/s/ Alfonso Gutierrez

Alfonso Gutierrez

EXHIBIT B

December 15, 2003

Attn: Gerardo Matamoros B.

Legal Representative

AVICOLA CAMPESINOS INC.

Alfonso Gutiérrez C.

Legal Representative

TENEDORA G.S., S.A.

Dear Gentlemen:

The following is to inform you that SERVICIOS BURSATILES INTERNACIONALES, S.A. has approved and guaranteed the loan requested by AVICOLA CAMPESINOS INC., in accordance with the following conditions:

Principal:	US$12,416,442.50

Interest Rate:	Prime Rate plus four point five per cent per annum.

Term:	Five years from date of disbursement.

Payment of Principal:	Total amount due upon expiration of term.

Payment of Interests:	During first year of the loan, there shall be a period of grace. After the second year, interest shall be paid annually at the end of each year.

Guaranty:	Pledge of 9,993,154 common and nominative shares of the entity RICA FOODS INC., which represents 77.21% of all the shares issued by such company. Additionally, an irrevocable, absolute, joint and several guaranty by Tenedora G.S., S.A.

Disbursement:	The total amount of the loan will be available for disbursement at the latest on January 12, 2004. Disbursement shall be made, after such date, in any manner requested by you.

In informing the above, we want to thank you for the confidence you have given our company in connection with the making of transactions for mutual benefits.

Sincerely,

/s/ Eduardo Diaz Strunz

Eduardo Díaz Strunz President and Legal Representative

With the consignment at the bottom of the signatures of the Legal Representative of Avicola Campesinos Inc., as debtor, and of the Legal Representative of Tenedora G.S., S.A., as guarantor jointly and severally, the conditions of the loan stated in this note, shall be approved and accepted and will be irrevocable.

AVICOLA CAMPESINOS INC.	TENEDORA G.S., S.A.

/s/ Gerardo Matamoros	/s/ Alfonso Gutierrez

Gerardo Matamoros Legal Representative	Alfonso Gutierrez C. Legal Representative

EXHIBIT C

STOCK PLEDGE AGREEMENT

THIS STOCK PLEDGE AGREEMENT (this “Agreement”) is entered into effective as of the 19th day of December, 2003, by Avicola Campesinos, Inc. (the “Pledgor”) and Servicios Bursatiles Internacionales Sociedad Anonima, a Panamanian corporation (in its capacity as pledgee hereunder, the “Secured Party”).

RECITALS

1. The Pledgor and the Secured Party are parties to that certain [promissory note] in the principal amount of U.S. $12,500,000, dated December 19th, 2003 (the “Loan Agreement”).

2. On the date hereof, the Pledgor is the record owner of 9,933,154 issued and outstanding shares of common capital stock (the “Shares”) of Rica Foods, Inc., a Nevada corporation (the “Company”).

3. The Pledgor has agreed to enter into this Agreement to further secure its obligations under the Loan Agreement.

4. Prior to or contemporaneously with its execution of this Agreement, the Pledgor has transferred or is transferring control of the Shares to the Secured Party by delivery to the Secured Party of one or more Stock Certificates (as defined in Section 1.2) representing the Shares duly endorsed in blank or accompanied by duly executed stock powers, in the form attached hereto as Exhibit B, with signatures thereon properly guaranteed or notarized and in proper form for transfer by the Company’s transfer agent.

AGREEMENT

Therefore, in consideration of the premises and of the covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Pledgor and the Secured Party hereby agree as follows:

ARTICLE I

DEFINITIONS AND REFERENCES

Section 1.1 Terms Defined Above. As used in this Agreement, “Agreement,” “Pledgor,” “Secured Party,” “Loan Agreement,” “Company,” and “Shares” have the respective meanings indicated above.

Section 1.2 Certain Definitions. As used in this Agreement, the following terms have the meanings stated below, unless the context otherwise requires:

“As de Oros” means Corporacion As de Oros, a subsidiary of the Company.

“Business Day” means each day other than a Saturday, Sunday or a day on which national banks in New Orleans, Louisiana are authorized to close, or on which banks, generally, in San Jose, Costa Rica are closed.

“Certificates” means the Stock Certificates.

“Code” means the Uniform Commercial Code in effect in the State of Louisiana, as amended from time to time; provided that, if by reason of mandatory provisions of law, the perfection or the effect of perfection or non-perfection of the security interests in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than Louisiana, “Code” means the Uniform Commercial Code as in effect in such other jurisdiction for purposes of the provisions hereof relating to such perfection or effect of perfection or non-perfection.

“Collateral” means (i) the Pledged Securities, (ii) the Certificates, (iii) all dividends and distributions (cash, stock or otherwise), cash instruments, rights to subscribe, purchase or sell and other rights and property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Pledged Securities, (iv) all replacements, additions to and substitutions for the foregoing, including without limitation, claims against third parties, (v) in the event of any consolidation or merger in which any Company is not the surviving entity, all shares of each class of the capital stock, membership interest or similar equity ownership interest of the successor entity to which the Pledgor is entitled in exchange for the Pledged Securities, (vi) the proceeds, interest, profits and other income of or on any of the property described or referred to in the preceding clauses (i) through (v), and (vii) all books and records relating to any of the foregoing.

“Event of Default” has the meaning set forth in Section 4.2.

“Loan Documents” means, collectively, this Agreement, the Loan Agreement, any agreement or instrument executed in connection therewith and any and all amendments, modifications and renewals of, and substitutions for, any of such documents, agreements or instruments.

“Obligations” mean all obligations of the Pledgor, whether now existing or hereafter arising, liquidated or contingent, under the Loan Documents.

“Other Liable Parties” means any Person, other than the Pledgor, who may now or may at any time hereafter be primarily or secondarily liable for any of the Obligations or who may now or may at any time hereafter have granted to the Secured Party a security interest or lien upon any property as security for the Obligations.

“Person” means an individual, corporation, partnership, association, joint stock company, trust, unincorporated organization or joint venture, or a court or governmental unit or any agency or subdivision thereof, or any other legally recognizable entity.

“Pipasa” means Corporacion Pipasa, S.A., a subsidiary of the Company.

“Pledged Securities” means any stock, shares, warrants, rights, securities or other equity interests issued by or reflecting an ownership interest in the Company or any successor entity or entities (whether by merger, consolidation, dissolution or otherwise), including, without limitation, the Shares and any and all right, title and interest of the Pledgor therein.

“Stock Certificates” mean any and all certificates evidencing the Pledged Securities.

References. All uncapitalized terms used in this Agreement that are defined in Article 9 of the Code and not otherwise defined herein shall have the same meaning as set forth therein, except where the context otherwise requires.

Section 1.3 Amendment of Defined Instruments. Unless the context otherwise requires or unless otherwise provided herein, references in this Agreement to a particular agreement, instrument or document shall also refer to and include all renewals, extensions, amendments, modifications, supplements and restatements of any such agreement, instrument or document; provided that nothing contained in this Section shall be construed to authorize any Person to execute or enter into any such renewal, extension, amendment, modification, supplement or restatement without the express written authorization of the Secured Party.

Section 1.4 References and Titles. All references in this Agreement to Exhibits, Articles, Sections, subsections and other subdivisions refer to the Exhibits, Articles, Sections, subsections and other subdivisions of this Agreement, unless expressly provided otherwise. Titles appearing at the beginning of any subdivision are for convenience only and do not constitute any part of any such subdivision and shall be disregarded in construing the language contained in this Agreement. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular subdivision, unless expressly so limited. The phrases “this Section” and “this subsection” and similar phrases refer only to the Sections or subsections hereof in which such phrase occurs. The word “or” is not exclusive. Pronouns in the masculine, feminine and neuter genders shall be construed to include any other gender, and words in the singular form shall be construed to include the plural, and vice versa, unless the context otherwise requires.

ARTICLE II

SECURITY INTEREST

Section 2.1 Grant of Security Interest. As collateral security for all of the Obligations, the Pledgor hereby pledges and assigns to the Secured Party, and grants to the Secured Party a continuing security interest in, general lien upon, and a right of set-off against all of the Pledgor’s right, title and interest in and to the Collateral, whether the Pledgor’s ownership or other rights therein are presently held or hereafter acquired and howsoever the Pledgor’s interests therein may arise or appear (whether by ownership, security interest, claim or otherwise).

Section 2.2 Obligations Secured. The security interest created hereby in the Collateral constitutes continuing collateral security for all of the Obligations up to the maximum aggregate principal amount of $100,000,000 (U.S.).

ARTICLE III

REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 3.1 Representations and Warranties. The Pledgor hereby represents and warrants to the Secured Party as follows:

(a) Ownership and Liens. The Pledgor owns and has good title to the Collateral, free and clear of all liens, security interests, encumbrances and adverse claims, except for the security interest created by this Agreement. No dispute, right of set-off, counterclaim or defense exists with respect to all or any part of the Collateral. No chattel mortgage, collateral chattel mortgage, statement of assignment, notice of assignment, notice of security interest or effective financing statement, or other instrument similar in effect, covering all or any part of the Collateral is on file in any recording office, except such as may have been filed in favor of the Secured Party relating to this Agreement, and there are no effective pledges or collateral assignments affecting all or any part of the Collateral, except in favor of the Secured Party.

(b) No Conflicts or Consents. Neither the ownership nor the intended use of the Collateral by the Pledgor, nor the grant of the security interest by the Pledgor to the Secured Party herein, nor the exercise by the Secured Party of its rights and remedies hereunder will (i) conflict with any provision of (A) any domestic or foreign law, statute, rule or regulation, (B) the articles of incorporation, bylaws or other organizational documents of the Pledgor or of the Company or (C) any agreement, judgment, license, order or permit applicable to or binding upon the Pledgor or (ii) result in or require the creation of any lien, charge or encumbrance upon any assets or properties of the Pledgor, except the security interest created by this Agreement or (iii)violate, conflict with or result in any default under any provision of any agreement to which the Company or any of its subsidiaries is a party or by which the assets of any of them are bound. Excepting filings that may be required to be made by the Secured Party with the United States Securities and Exchange Commission under Section 16(a) and Section 13(d) of the Securities Exchange Act of 1934, as amended, no consent, approval, authorization or order of, and no notice to or filing with, any court, governmental authority or third party is required in connection with the grant by the Pledgor of the security interest herein or the exercise by the Secured Party of its rights and remedies hereunder.

(c) Security Interest. The Pledgor has, and will have at all times, full right, power and authority to grant a security interest in the Collateral to the Secured Party in the manner provided herein, free and clear of any lien, security interest or other charge or encumbrance, except those in favor of the Secured Party. This Agreement creates a valid and binding security interest in favor of the Secured Party in the Collateral securing the Obligations. The taking of possession by the Secured Party of the Certificates representing the Pledged Securities and all other instruments and cash constituting Collateral from time to time and the filing of the financing statements contemplated by Section 4.1(a) will perfect and establish the priority of the Secured Party’s security interest hereunder in the Collateral securing the Obligations, which is inferior to no other lien, security interest or other charge or encumbrance except those in favor of the Secured Party. No further or subsequent filing, recording, registration, other public notice or other action is necessary or desirable to perfect or otherwise continue, preserve or protect such security interest, except for continuation statements and filings contemplated by Section 3.2(b).

(d) Location of Pledgor and Records. The Pledgor’s jurisdiction of organization is the State of Nevada, United States of America.

(e) Status of Interests. The Pledged Securities and all Certificates have been duly authorized and validly issued and are fully paid and non-assessable. Pledgor does not know of any fact or circumstance which might impair the validity of any Collateral or of the Secured Party’s lien thereon. The Pledgor has delivered or caused the delivery to the Secured Party or its designee all Certificates representing the Pledged Securities. The Pledgor has also executed and delivered to the Secured Party blank stock powers with respect to all Certificates representing Pledged Securities.

(f) Authority of Pledgor. The Pledgor has full power, authority and legal capacity to execute, deliver and perform this Agreement and all other agreements and documents contemplated by this Agreement to be executed and delivered by the Pledgor in connection with the transactions contemplated hereby (all such other agreements and documents being referred to herein as the “Related Documents”).

(g) Valid and Binding Agreement. This Agreement has been duly executed and delivered by the Pledgor and this Agreement, and each of the Related Documents will be, when duly executed and delivered, the legal, valid and binding obligations of the Pledgor, enforceable against the Pledgor in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity. Neither the execution and delivery by the Pledgor of this Agreement or any of the Related Documents are, nor the consummation by the Pledgor of the transactions contemplated hereby or thereby, nor the compliance by the Pledgor with or fulfillment by the Pledgor as Pledgor of the terms and provisions hereof or thereof, nor the exercise by the Secured Party of any of its rights hereunder, will (i) with or without the giving of notice or lapse of time or both, conflict with or result in a breach of or violation of, default under, or permit the acceleration of any obligation under any provision of any agreement, indenture, mortgage, lien, lease or other instrument or restriction of any kind to which the Pledgor or the Company or any of its subsidiaries is a party or by which the Pledgor or the Company or any of its subsidiaries is otherwise bound or affected, or (ii) violate any judgment, order, writ, injunction, decree, statute, rule or regulation applicable to such Shareholder or the Company or any such subsidiary.

(h) Standing; Authorization. The Pledgor is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has the corporate power and authority necessary to enable it to own the Shares and to enter into this Agreement and perform its obligations hereunder. The execution, delivery and performance by the Pledgor has been duly authorized by all requisite corporate action and the party executing this Agreement on behalf of the Pledgor has been duly and validly authorized to do so.

Section 3.2 Affirmative Covenants. Unless the Secured Party shall otherwise consent in writing and except as may be otherwise provided herein, the Pledgor shall at all times comply with the covenants contained in this Section 3.2 from the date hereof and so long as any part of the Obligations is outstanding.

(a) Ownership and Liens. The Pledgor shall maintain good title to the Collateral, free and clear of all liens, security interests, encumbrances and adverse claims. The Pledgor shall not permit any dispute, right of set-off, counterclaim or defense to exist with respect to all or any part of the Collateral. The Pledgor shall cause to be terminated any financing statement or other security instrument with respect to the Collateral, except such as may exist or as may have been filed in favor of the Secured Party. The Pledgor shall defend the Secured Party’s right, title and special property and security interest in and to the Collateral against the claims of any Person.

(b) Further Assurances. The Pledgor shall, at the Pledgor’s expense and at any time and from time to time, promptly execute and deliver all further instruments and documents and take all further action that may be necessary or desirable or that the Secured Party may request in order (i) to perfect and protect the security interest created or purported to be created hereby and the current or a more favorable priority of such security interest; (ii) to enable the Secured Party to exercise and enforce its rights and remedies hereunder in respect of the Collateral; and (iii) to otherwise effect the purposes of this Agreement, including, without limitation, (A) executing and filing such financing or continuation statements, other instruments or amendments thereto as may be necessary or desirable or that the Secured Party may request in order to perfect and preserve the security interest created or purported to be created hereby (including, without limitation, the security interest with respect to after-acquired Collateral), and (B) furnishing to the Secured Party from time to time statements and schedules further identifying and describing the Collateral and such other reports in connection with the Collateral as the Secured Party may reasonably request, all in reasonable detail.

(c) Information. The Pledgor shall furnish to the Secured Party any information that the Secured Party may from time to time request concerning any covenant, provision or representation contained herein or any other matter in connection with the Collateral or the Pledgor’s business, properties or financial condition.

(d) After-Acquired Collateral. The Pledgor shall notify the Secured Party in writing of the Pledgor’s acquisition of any additional Collateral, including, without limitation, any Pledged Securities received as the result of stock splits, stock dividends, mergers or other similar transactions, within five (5) days of such acquisition.

(e) Delivery of After-Acquired Certificates. All Certificates and other instruments representing or evidencing any of the Collateral coming into existence in the future shall be delivered to the Secured Party immediately upon the Pledgor’s receipt thereof and held pursuant hereto by the Secured Party or such other Person designated by the Secured Party and shall be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignments in blank and in proper form for transfer by the Company’s transfer agent, all in form and substance reasonably satisfactory to the Secured Party.

(f) Dividends, Distributions and Interest on the Collateral. The Secured Party shall be entitled to receive and retain all dividends, distributions and interest paid in respect of the Collateral to be held, prior to an Event of Default, as cash collateral for the Obligations.

(g) Stock Powers. The Pledgor shall furnish to the Secured Party such stock powers and other instruments as may be required by the Secured Party to assure the transferability of the Collateral when and as often as may be reasonably requested by the Secured Party.

(h) Representations and Warranties. If any representation or warranty made by the Pledgor in Section 3.1 is untrue on the date hereof, the Pledgor shall take all curative actions that may be appropriate to cause all parties to this Agreement to be in the same position they would have been in had such representation or warranty not been untrue.

(i) The Pledgor shall promptly take, and shall co-operate with the Secured Party in taking, whatever steps may be appropriate to notify the Company’s transfer agent of the following information with respect to the Shares and the Stock Certificates representing the Shares: (i) the Secured Party’s security interest created by this Agreement; (ii) that the Secured Party has possession of such Stock Certificates pursuant to this Agreement; (iii) that the record address of the Pledgor as a holder of the Shares shall be an address to be provided by the Secured Party; and (iv) no change may be made with respect to any of the foregoing information without the written consent or authorization of the Secured Party. The Pledgor shall promptly take, and co-operate with the Secured Party in taking, whatever steps may be appropriate to notify the Company’s transfer agent of corresponding information with respect to any Pledged Securities that may become subject to the security interest created by this Agreement in the future and the Stock Certificates representing any such Pledged Securities. The Pledgor shall not provide any information to the Company or to the Company’s transfer agent, or take any other action, that is inconsistent with the foregoing without the written consent of the Secured Party.

Section 3.3 Negative Covenants. Unless the Secured Party shall otherwise consent in writing, the Pledgor shall at all times comply with the covenants contained in this Section 3.3 from the date hereof and so long as any part of the Obligations is outstanding.

(a) Transfer or Encumbrance. The Pledgor shall not sell, assign (by operation of law or otherwise), transfer, exchange, lease or otherwise dispose of any of the Collateral to any Person other than the Secured Party. The Pledgor shall not grant a lien or security interest in or execute, file or record any financing statement or other security instrument with respect to the Collateral, other than liens, security interests and financing statements in favor of the Secured Party.

(b) Impairment of Security Interest. The Pledgor shall not take, or fail to take, any action that would in any manner impair the value of the Collateral or the enforceability of the Secured Party’s security interest in any of the Collateral.

(c) Possession of Collateral. The Pledgor shall not cause or permit the removal of any item of the Collateral from its possession, control and risk of loss other than removal in connection with the Pledgor’s delivery of possession of the Collateral to the Secured Party.

ARTICLE IV

EVENTS OF DEFAULT, REMEDIES, POWERS AND AUTHORIZATIONS

Section 4.1 Provisions Concerning the Collateral.

(a) Additional Financing Statement Filings. The Pledgor hereby authorizes the Secured Party to file, without the signature of Pledgor where permitted by law, one or more financing or continuation statements, and amendments thereto, relating to the Collateral, whether in the United States, Costa Rica or another jurisdiction. The Pledgor further agrees that a carbon, photographic or other reproduction of this Agreement or any financing statement describing any Collateral is sufficient as a financing statement and may be filed in any jurisdiction the Secured Party may deem appropriate.

(b) Power of Attorney. The Pledgor hereby irrevocably appoints the Secured Party as the Pledgor’s attorney-in-fact and proxy, coupled with an interest, with full authority in the place and stead of the Pledgor and in the name of the Pledgor or otherwise, from time to time in the Secured Party’s discretion, before or after the occurrence of an Event of Default, to take any action and to execute any instruments that the Secured Party may deem necessary or advisable to accomplish the purposes of this Agreement, including, without limitation: (i) to ask, demand, collect, sue for, recover, compound, receive and give acquittance and receipts for moneys due and to become due under or in respect of any of the Collateral; (ii) to receive, endorse and collect any drafts or other instruments, documents or chattel paper in connection with clause (i) above; and (iii) to file any claims or take any action or institute any proceedings that the Secured Party may deem necessary or desirable for the collection of any of the Collateral or otherwise to enforce the rights of the Secured Party with respect to any of the Collateral.

(c) Performance by the Secured Party. If the Pledgor fails to perform any agreement or obligation contained herein, the Secured Party may itself perform, or cause performance of, such agreement or obligation, and the expenses of the Secured Party incurred in connection therewith shall be payable by the Pledgor under Section 4.7; provided that the Secured Party shall have no obligation to do any of the foregoing.

Section 4.2 Events of Default. If any one or more of the following events shall occur and be continuing, an “Event of Default” shall exist:

(a) The Pledgor shall fail to pay any principal of or interest on any amount due under the Loan Agreement or other Loan Documents within 15 days after the same becomes due;

(b) Any representation or warranty made or deemed made by the Pledgor herein or in any other Loan Document or which is contained in any certificate, document or financial or other statement furnished by it at any time under or in connection with this Agreement or any other Loan Document shall prove to have been incorrect in any material respect on or as of the date made or deemed made, and the Secured Party shall have given written notice thereof to such Person;

(c) The Pledgor shall breach any other term, covenant or agreement contained in this Agreement or in any other Loan Document (other than those specified elsewhere in this

Section 4.2), and such breach shall continue unremedied for a period of 30 days from such Person’s receipt of written notice of the breach from the Secured Party;

(d) The Pledgor or the Company shall default (i) in any payment of principal of or interest on any indebtedness for borrowed money (other than the Obligations) in excess of $250,000 beyond the period of grace, if any, provided in the instrument or agreement under which such indebtedness was created or (ii) in the observance or performance of any other agreement or condition relating to any such indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders of such indebtedness or beneficiary or beneficiaries thereof (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such indebtedness to become due prior to its stated maturity;

(e) (i) The Pledgor or the Company shall commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to such Person, or seeking to adjudicate such Person a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to such Person or such Person’s debts, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for such Person or for all or any substantial part of such Person’s assets, or such Person shall make a general assignment for the benefit of such Person’s creditors, or (ii) there shall be commenced against such Person any case, proceeding or other action of a nature referred to in clause (i) above which (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged or unbonded for a period of 30 days, or (iii) there shall be commenced against any such Person any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its or his assets which results in the entry of an order for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof, or (iv) any such Person shall take any action in furtherance of, or indicating such Person’s consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii), or (iii) above, or (v) any such Person shall generally not, or shall be unable to, or shall admit in writing such Person’s inability to, pay such Person’s debts as they become due;

(f) One or more judgments or decrees shall be entered against the Pledgor or the Company involving in the aggregate a liability (not paid or covered by insurance) of $250,000 or more, and all such judgments or decrees shall not have been paid, vacated, discharged, stayed or bonded pending appeal within 30 days from the entry thereof;

(g) (i) Any one or more of the Loan Documents after execution thereof shall cease, for any reason, to be in full force and effect and such Loan Document shall not have been reinstated to the Secured Party’s reasonable satisfaction within 15 days of the Secured Party’s transmittal to the Pledgor of written notice of the steps required to reinstate such Loan Document or (ii) any action or suit at law or in equity or other legal proceeding to cancel, revoke or rescind any one or more of the Loan Documents shall be commenced by or on behalf of the Pledgor; or

(h) Any of the following shall occur and the Secured Party shall have provided written notice thereof to the Pledgor: (i) the Company’s sale or other disposition of, or the creation of a lien or other encumbrance affecting any shares of Pipasa or As de Oros (each a “Subsidiary” and both the “Subsidiaries”), or the consummation of any transaction or series of transactions as a result of which the Company does not own all of the outstanding shares of capital stock of the Subsidiaries, free and clear of any lien or encumbrance, or (ii) the sale or other disposition, not in the ordinary course of business, of all of the assets of either Subsidiary or of any part of such assets that are material to such Subsidiary.

Section 4.3 Event of Default Remedies. If an Event of Default shall have occurred and be continuing, the Secured Party may from time to time in its discretion, without limitation and without notice, except as expressly provided below or by nonwaivable, applicable law, do any or all of the following:

(a) Dividends, Distributions and Interest. All cash dividends, cash distributions and interest in the form of cash that are received by the Secured Party shall be applied to the Obligations. All dividends, distributions and interest which are received by the Pledgor contrary to the provisions of this Agreement shall be received in trust for the benefit of the Secured Party, shall be segregated from other funds of the Pledgor and shall be forthwith paid over to the Secured Party as Collateral in the same form as so received (with any necessary endorsement), and, if in the form of cash, shall be applied to the payment of the Obligations.

(b) Exercise Rights. The Secured Party may exercise any and all rights of conversion, exchange, subscription, and any other rights, privileges and options pertaining to any of the Collateral as if the Secured Party were the absolute owner thereof, including, without limitation, the right to exchange, at the discretion of the Secured Party, any and all of the Collateral upon the merger, consolidation, reorganization, recapitalization or other readjustment of any issuer of such Collateral or upon the exercise by any such issuer or the Secured Party of any right, privilege or option pertaining to any of the Collateral, and, in connection therewith, to deposit and deliver any and all of the Collateral with any depositary, transfer agent, registrar or other designated agency upon such terms and conditions as the Secured Party may determine, all without liability except to account for property actually received by the Secured Party; provided that the Secured Party shall have no duty to exercise any of the aforesaid rights, privileges or options and shall not be responsible for any failure to do so or delay in so doing.

(c) Collection Rights. The Secured Party shall have the right at any time, upon the occurrence and during the continuance of an Event of Default, to notify any or all account debtors under any accounts, general intangibles or chattel paper included in the Collateral and any or all obligors under any instruments included in the Collateral of the security interest thereon in favor of the Secured Party and to direct such account debtors and obligors to make payment of all amounts due or to become due to the Pledgor thereunder directly to the Secured Party and, upon such notification and at the expense of the Pledgor and to the extent permitted by law, to enforce collection of any such accounts, general intangibles, chattel paper and instruments and to adjust, settle or compromise the amount or payment thereof, in each case, in the same manner and to the same extent as the Pledgor may have done. After a Pledgor receives notice that the Secured Party has given any notice referred to above in this subsection, (d) all amounts and proceeds (including instruments and writings) received by the Pledgor in respect of such accounts, general intangibles, chattel paper and instruments shall be received in trust for the benefit of the Secured Party hereunder, shall be segregated from other funds of the Pledgor and shall be forthwith paid over to the Secured Party in the same form as so received (with any necessary endorsement) to be held as cash collateral and applied as specified in this Section 4.3 and (e) the Pledgor shall not adjust, settle or compromise the amount of payment of any such account, general intangible, chattel paper or instrument or release wholly or partly any account debtor or obligor thereof or allow any creditor discount thereon.

(d) Rights Under the Code. The Secured Party may exercise in respect of the Collateral, in addition to the other rights and remedies provided for herein or in any other Loan Document or otherwise available to it, all the rights and remedies of a secured party on default under the Code (whether or not the Code applies to the affected Collateral).

(e) Judicial Procedure. The Secured Party may reduce its claim to judgment or execute, foreclose or otherwise enforce, in whole or in part, the security interest created hereby by any available judicial procedure.

(f) Sale of Collateral.

(i) The Secured Party may sell, in one or more sales and in one or more parcels, or otherwise dispose of any or all of the Collateral in any commercially reasonable manner as the Secured Party may elect, in a public or private transaction, at any location deemed reasonable by Secured Party either for cash or credit or for future delivery at such price as the Secured Party may deem fair, and (unless prohibited by the Uniform Commercial Code, as adopted in any applicable jurisdiction) the Secured Party may be the purchaser of any or all Collateral so sold and may apply upon the purchase price therefor all or part of the Obligations secured hereby. Any such sale or transfer by the Secured Party either to itself or to any other person shall be absolutely free from any claim or right the Pledgor has or may have under any rule of law, regulation or statute now existing or hereafter adopted. Upon any such sale or transfer, the Secured Party shall have the right to deliver, assign and transfer to the purchaser or transferee thereof the Collateral so sold or transferred. The Secured Party may, at its discretion, provide for a public sale provided that such public sale complies with all applicable securities laws, and any such public sale shall be held at such time or times within ordinary business hours and at such place or places as the Secured Party may fix in the notice of such sale. The Secured Party shall not be obligated to make any sale pursuant to any such notice. The Secured Party may, without notice or publication, adjourn any public or private sale by announcement at any time and place fixed for such sale, and such sale may be made at any time or place to which the same may be so adjourned. In the event any sale or transfer hereunder is not completed or is defective in the opinion of the Secured Party, such sale or transfer shall not exhaust the rights of the Secured Party hereunder, and the Secured Party shall have the right to cause one or more subsequent sales or transfers to be made hereunder. If only part of the Collateral is sold or transferred such that the Obligations remain outstanding (in whole or in part), the Secured Party’s rights and remedies hereunder shall not be exhausted, waived or modified, and the Secured Party is specifically empowered to make one or more successive sales or transfers until all the Collateral shall be sold or transferred and all the Obligations shall be paid and performed in full. If the Secured Party elects not to sell the Collateral, it retains its rights to dispose of or utilize the Collateral or any part or parts thereof in any manner authorized or permitted by law or in equity, and to apply the proceeds of the same towards payment of the Obligations. Each and every method of disposition of the Collateral described in this Section 4.3(f) shall constitute disposition in a commercially reasonable manner.

(ii) The Pledgor recognizes that, by reason of certain prohibitions contained in the Securities Act of 1933, as amended, and applicable state securities laws, the Secured Party may be compelled to limit purchasers to those who will agree, among other things, to acquire the Collateral for their own account, for investment and not with a view to the distribution or resale thereof. The Pledgor acknowledges that any such private sales may be at prices and on terms less favorable to the Secured Party than those obtained through a public sale without such restrictions and, notwithstanding such circumstances, agrees that any such private sale shall be deemed to have been made in a commercially reasonable manner (even if the Secured Party accepts the first offer received and does not offer the Collateral to more than one offeree) and that the Secured Party shall have no obligation to engage in public sales and no obligation to delay the sale of any Collateral for the period of time necessary to permit the issuer thereof to register it for public sale.

(iii) The Pledgor hereby agrees that, to the extent notice of sale shall be required by law, at least ten (10) days’ notice to the Pledgor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. The Secured Party shall not be obligated to make any sale of Collateral regardless of notice of sale having been given.

(g) Retention of Collateral. At its discretion, the Secured Party may retain the Collateral in satisfaction of the Obligations whenever the circumstances are such that the Secured Party is entitled to do so under the Code or otherwise.

(h) Self-Help Remedies. To the extent the Code permits a secured party to exercise self-help remedies, including, without limitation, self-help repossession, the Secured Party shall be entitled to exercise any and all such remedies to the fullest extent permitted by applicable law.

(i) Transfer of Certificates into Secured Party’s Name. The Secured Party shall have the right to transfer to or to register in the name of the Secured Party or any of its nominees any or all of the Pledged Securities and vote or consent with respect thereto and to exercise any and all rights of the holder thereof. In addition, the Secured Party shall have the right to exchange certificates or instruments representing any of the Collateral for certificates or instruments of smaller or larger denominations.

Section 4.4 Application of Proceeds. If any Event of Default shall have occurred and be continuing, the Secured Party may in its discretion apply any cash held by the Secured Party as Collateral, and any cash proceeds received by the Secured Party in respect of any sale of, collection from or other realization upon all or any part of the Collateral, to payment of the Obligations or otherwise, in the manner permitted by the Code.

Section 4.5. Deficiency. If the proceeds of any sale, collection or realization of or upon any Collateral by the Secured Party are insufficient to pay all of the Obligations and any other amounts to which the Secured Party is legally entitled, the Pledgor shall be liable for the deficiency, together with interest thereon as provided in the Credit Agreements, or (if no interest is so provided) at such other rate as shall be fixed by applicable law, together with the costs of collection and the reasonable fees of any attorneys employed by the Secured Party to collect such deficiency.

Section 4.6 Executory Process.

(a) For purposes of executory process under applicable Louisiana law, the Pledgor hereby acknowledges the Obligations, CONFESSES JUDGMENT thereon and consents that judgment be rendered and signed, whether during the court’s term or during vacation, in favor of the Secured Party for the full amount of the Obligations, including, but not limited to, principal, interest and attorney’s fees, together with all charges and expenses whatsoever pursuant to this Agreement and any other Loan Document. Upon the occurrence of an Event of Default, and in addition to all of its rights, powers and remedies under this Agreement, the other Loan Documents and applicable law, the Secured Party may, at its option, cause all or any part of the Collateral to be seized and sold under executory process, or under writ of fieri facias issued in execution of an ordinary judgment obtained upon the Obligations, without appraisement to the highest bidder, for cash or under such terms as the Secured Party deems acceptable. The Pledgor hereby waives all and every appraisement of the Collateral and waives and renounces the benefit of appraisement and the benefit of all laws relative to the appraisement of the Collateral seized and sold under executory or other legal process. The Pledgor agrees to waive and does hereby specifically waive:

(i) the benefit of appraisement provided for in Articles 2332, 2336, 2723 and 2724, Louisiana Code of Civil Procedure, and all other laws conferring such benefits;

(ii) the demand and three (3) days delay accorded by Articles 2639 and 2721, Louisiana Code of Civil Procedure;

(iii) the notice of seizure required by Articles 2293 and 2721, Louisiana Code of Civil Procedure;

(iv) the three (3) days delay provided by Articles 2331 and 2722, Louisiana Code of Civil Procedure;

(v) the benefit of the other provisions of Articles 2331, 2722 and 2723, Louisiana Code of Civil Procedure;

(vi) the benefit of the provisions of any other articles of the Louisiana Code of Civil Procedure not specifically mentioned above; and

(vii) all pleas of division and discussion with respect to the Obligations.

(b) If the Secured Party elects, at its option, to enter suit via ordinaria on the Obligations, in addition to the foregoing confession of judgment and waivers, the Pledgor hereby waives citation, other legal process and legal delays and hereby consents that judgment for the unpaid principal due on the Obligations, together with interest, attorneys’ fees, costs and other charges that may be due on the Obligations, be rendered and signed immediately.

(c) Pursuant to the authority contained in Louisiana Revised Statutes 9:5136 through 9:5140.2, the Pledgor and the Secured Party do hereby expressly designate the Secured Party or its designee to be a keeper or receiver (the “Keeper”) for the benefit of the Secured Party or any assignee of the Secured Party, such designation to take effect immediately upon any seizure of any of the Collateral under writ of executory process or under writ of sequestration or fieri facias as an incident to an action brought by the Secured Party. The fees of the Keeper are hereby fixed at five percent (5%) of the amount due or sued for or claimed or sought to be protected, preserved or enforced in the proceeding for the recognition of the security interest created hereby, and the payment of such fees shall be secured by the security interest in the Collateral granted in this Agreement.

Section 4.7 Indemnity and Expenses. In addition to, and not in qualification of, any similar obligations under any other Loan Documents:

(a) The Pledgor hereby agrees to indemnify the Secured Party from and against any and all claims, losses and liabilities growing out of or resulting from this Agreement (including, without limitation, attorneys’ fees and court costs incurred in enforcement of this Agreement), except to the extent such claims, losses or liabilities result from the Secured Party’s gross negligence or willful misconduct; and

(b) The Pledgor shall upon demand pay to the Secured Party the amount of any and all costs and expenses, including the fees and disbursements of the Secured Party’s counsel and of any experts and agents, that the Secured Party may incur in connection with (i) the transactions which give rise to this Agreement; (ii) the preparation of this Agreement and the perfection and preservation of the security interest created under this Agreement; (iii) the administration of this Agreement; (iv) the custody, preservation, use or operation of, or the sale or lease of, collection from or other realization upon, any Collateral; (v) the exercise or enforcement of any of the rights of the Secured Party hereunder; or (vi) the failure by the Pledgor to perform or observe any of the provisions hereof, except costs and expenses resulting from the Secured Party’s gross negligence or willful misconduct.

Section 4.8 Nonjudicial Remedies. In granting to the Secured Party the power to enforce its rights hereunder without prior judicial process or judicial hearing, the Pledgor, to the extent permitted by applicable law, hereby expressly waive, renounce and knowingly relinquish any legal right that might otherwise require the Secured Party to enforce its rights by judicial process and authorize the Secured Party to exercise lawful self-help remedies to obtain possession of any or all of the Collateral. In so providing for nonjudicial remedies, the Pledgor recognizes and hereby agrees that such remedies are consistent with the usage of trade, are responsive to commercial necessity and are the result of a bargain at arm’s length. Nothing herein is intended to prevent the Secured Party from resorting to judicial process at its option.

Section 4.9 Other Recourse. The Pledgor hereby waives any right to require the Secured Party to proceed against any other Person, exhaust any other collateral or security for the Obligations or have any Other Liable Parties joined with the Pledgor in any suit arising out of the

Obligations or this Agreement or pursue any other remedy in the Secured Party’s power. Without limiting the foregoing, the Pledgor agrees that the remedy provisions in this Agreement supercede the remedy and enforcement provisions in the Credit Agreement which might otherwise require the Secured Party to exhaust other collateral or security for the Obligations prior to exercising its remedies with respect to the Collateral and further agree that the Secured Party has the unfettered right to choose which items of Collateral or other collateral or security under the Credit Agreements against which to exercise its remedies and to elect, in its sole discretion, the order of exercise of such remedies. The Pledgor hereby further waives any and all notice of acceptance of this Agreement and of the creation, modification, rearrangement, renewal or extension for any period of any of the Obligations of any Other Liable Parties from time to time. The Pledgor hereby further waives any defense arising by reason of any disability or other defense of any Other Liable Parties or by reason of the cessation from any cause whatsoever of the liability of any Other Liable Parties. Until all of the Obligations shall have been paid in full, the Pledgor shall have no right to subrogation, and the Pledgor hereby waives the right to enforce any remedy that the Secured Party has or may hereafter have against any Other Liable Parties and waive any benefit of and any right to participate in any other security whatsoever now or hereafter held by the Secured Party. The Pledgor hereby authorizes the Secured Party, without notice or demand, without any reservation of rights against the Pledgor and without affecting the Pledgor’s liability hereunder or on the Obligations, from time to time to (a) take or hold any other property of any type from any other Person as security for the Obligations and exchange, enforce, waive and release any or all of such other property, (b) subject to the requirements of applicable law, apply the Collateral or such other property and direct the order or manner of sale thereof as the Secured Party may in its discretion determine, (c) renew, extend for any period, accelerate, modify, compromise, settle or release any of the Obligations of any Other Liable Parties in respect to any or all of the Obligations or other security for the Obligations, (d) waive, enforce, modify, amend or supplement any of the provisions of any Loan Document with any other Person other than the Pledgor and (e) release or substitute any Other Liable Parties.

ARTICLE V

MISCELLANEOUS

Section 5.1 Notices.

(a) Any notice, order, instruction, request or other communication required or permitted to be given under this Agreement shall be in writing and deemed to have been properly given when delivered in person, or when sent by telecopy or other electronic means and electronic confirmation of error-free receipt is received, or upon receipt of notice sent by certified or registered United States mail, return receipt requested, postage prepaid, to the following addresses:

The Pledgor:	Avicola Campesinos, Inc. Bufete Chaverri Soto San José, Costa Rica, avenida primera, calles 29 y 33, # 2923

The Secured Party:	Servicios Bursatiles Internacionales Sociedad Anonima República de Panamá, calle Aquilino De la Guardia número ocho, edificio Igra

with a copy to:

Alfonso Gutiérrez Cerdas Bufete Laclé & Gutiérrez, calles 21 y 25, avenida 6 San José, Costa Rica Fax: (506) 221-61-62

Any party hereto may change the address at which it is entitled to receive notice by written notice to the other party as aforesaid.

(b) If, pursuant to this Agreement, a party is required to give notice within a specified period of time and the last day of the time period falls on a day that is not a Business Day, the time period shall be deemed to expire on the next following Business Day.

Section 5.2 Amendments. No amendment of any provision of this Agreement shall be effective unless it is in writing and signed by the Pledgor and the Secured Party, and no waiver of any provision of this Agreement, and no consent to any departure by the Pledgor therefrom, shall be effective unless it is in writing and signed by the Secured Party, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given and to the extent specified in such writing.

Section 5.3 Preservation of Rights. No failure on the part of the Secured Party to exercise, and no delay in exercising, any right hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. Neither the execution nor the delivery of this Agreement shall in any manner impair or affect any other security for the Obligations. The rights and remedies of the Secured Party provided herein and in the other Loan Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Secured Party under any Loan Document against any party thereto are not conditional or contingent on any attempt by the Secured Party to exercise any of its other rights under any Loan Document against such party or against any other Person.

Section 5.4 Unenforceability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or invalidity without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

Section 5.5 Survival of Agreements. All representations and warranties of Pledgor herein, and all covenants and agreements herein, shall survive the execution and delivery of this Agreement and any other Loan Documents.

Section 5.6 Other Liable Parties. Neither this Agreement nor the exercise by the Secured Party of, or the failure of the Secured Party to exercise, any right, power or remedy conferred herein or by law shall be construed as relieving any Other Liable Parties from liability on the Obligations or any deficiency thereon. This Agreement shall continue irrespective of the fact that the liability of any Other Liable Parties may have ceased and irrespective of the validity or enforceability of any other Loan Document to which the Pledgor or any Other Liable Parties may be a party and notwithstanding the reorganization, death, incapacity or bankruptcy of any Other Liable Parties.

Section 5.7 Binding Effect and Assignment. This Agreement creates a continuing security interest in the Collateral and (a) shall be binding on the Pledgor and its heirs, successors and permitted assigns and (b) shall inure, together with all rights and remedies of the Secured Party hereunder, to the benefit of the Secured Party and its successors, transferees and assigns. Without limiting the generality of the foregoing, the Secured Party may pledge, assign or otherwise transfer any or all of its rights under this Agreement or any other Loan Document to any other Person, and such other Person shall thereupon become vested with all of the benefits in respect thereof granted herein or otherwise. None of the rights or duties of the Pledgor hereunder may be assigned or otherwise transferred without the prior written consent of the Secured Party.

Section 5.8 Termination. Upon the satisfaction in full of the Obligations and upon written request for the termination hereof delivered by the Pledgor to the Secured Party, this Agreement and the security interest created hereby shall terminate and all rights to the Collateral shall revert to Pledgor. The Secured Party shall, upon the Pledgor’s request and at the Pledgor’s expense, (a) return to the Pledgor such of the Collateral as shall not have been sold or otherwise disposed of or applied pursuant to the terms hereof and (b) execute and deliver to the Pledgor such documents as the Pledgor shall reasonably request to evidence such termination.

Section 5.9 Governing Law. All provisions of this Agreement shall be governed by and construed in accordance with the laws of the State of Louisiana applicable to contracts made and to be performed entirely within such state, except as required by mandatory provisions of law and except to the extent that the perfection and the effect of perfection or nonperfection of the security interest created hereby in respect of any particular Collateral are governed by the laws of a jurisdiction other than the State of Louisiana. Any dispute arising under this Agreement is subject to the exclusive jurisdiction of the federal and state courts of Louisiana, and each party hereto submits to the personal jurisdiction of such courts and waives any defense that any such party may have based upon the inconvenience of any such forum. The Pledgor agrees that this Section 5.10 supercedes any conflicting provision of the Credit Agreements.

Section 5.10 Counterparts. This Agreement may be separately executed in any number of counterparts, all of which when so executed shall be deemed to constitute one and the same agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Pledgor and the Secured Party have caused this Agreement to be executed and delivered as of the date first above written.

THE PLEDGOR: Avicola Campesinos, Inc.

By:	/s/ Gerardo Matamoros

Name:	Gerardo Matamoros
Title:	President

SECURED PARTY: Servicios Bursatiles Internationales Sociedad Anonima

By:	/s/ Eduardo Dias Strunz

Name:	Eduardo Dias Strunz
Title:	President and Legal Representative